UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings reports certain final orders of first day hearing

BOGOTÁ D.C., Colombia, June 13, 2020 – Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) hereby reports that, according to June 11, 2020, 6K report - “Avianca Holdings Continues Progress in Reorganization Process” - the U.S. Bankruptcy Court for the Southern District of New York (the “Court”) granted final approvals for 18 of the Company’s “first day” and “second day” motions – out of 20 - to help ensure that Avianca continues normal business operations throughout the reorganization process.

Only one first day motion has not yet been approved in its entirety on a final basis - specifically, the Debtors’ request to pay prepetition amounts in connection with certain preexisting employee benefits plans - which will be subject to further consideration by the Court on or prior to June 18, 2020. The Debtors continue to negotiate in good faith with the office of the United States Trustee for the Southern District of New York regarding the limited subset of issues that remain outstanding and remain hopeful that a consensual resolution will be reached imminently.

In addition, the Company clarifies that the applicable “first day” motions were approved in their entirety on a final basis, which were also reported on May 27, 2020 by the Company through the relevant information mechanism established by the Colombian Superintendence of Finance and can be accessed by visiting the Company’s Reorganization website at www.aviancaseguiravolando.com and / or at www.kccllc.net/avianca .

As previously announced, on May 10, 2020, Avianca and certain of its subsidiaries and affiliates filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York to preserve and reorganize Avianca’s businesses. LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing. Avianca customer programs are continuing and customers can arrange travel and fly with Avianca as they always have. Avianca is committed to continue serving customers with safe, reliable air travel as COVID-19 travel restrictions are gradually lifted.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Company’s Reorganization website at aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary